February 15, 2016

VIA EDGAR ONLY

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: William Mastrianna, Esq.

RE:	Illumination America, Inc.;
Registration Statement on Form S-1
Filed January 13, 2016
SEC File No. 333-208968

Dear Mr. Mastrianna:

In relation to the responses to the above referenced matter please be advised that:

(a) Illumination America, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

ILLUMINATION AMERICA, INC.

s/ Ismael Llera

Ismael Llera

Chief Executive Officer